510 Burrard St, 3rd Floor
Date: August 3, 2011	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: WESTERN COPPER CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	15-08-2011
Record Date for Voting (if applicable) :	15-08-2011
Beneficial Ownership Determination Date :	15-08-2011
Meeting Date :	21-09-2011
Thurlow Room (1st floor)
1111 West Georgia Street,
Meeting Location (if available) :	Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	95805Y102	CA95805Y1025

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for WESTERN COPPER CORPORATION